

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2010

VIA U.S. MAIL AND FACSIMILE

Byron R. Kelley
President and Chief Executive Officer
Regency Energy Partners LP
2001 Bryan Street, Suite 3700
Dallas, Texas 75201

> **Re:** **Regency Energy Partners LP**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 1, 2010**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2010**
> **Filed August 9, 2010**
> **File No. 000-51757**

Dear Mr. Kelley:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 1

1.   To enhance investor understanding, please expand your disclosure to add a chart showing your corporate structure. Such chart should illustrate ownership by your general partner and its affiliates, as well as ownership by your public unitholders.

Compensation Discussion and Analysis, page 81

Annual Incentive Bonuses, page 86

2.   With respect to the determination of annual incentive bonuses in 2009, we note your
        disclosure at page 92 regarding the subjective adjustments made by your chief executive
        officer. Please expand your disclosure to briefly describe for each named executive
        officer all material factors that were considered in determining such officer's annual
        incentive bonus in 2009. For example, if such factors included accomplishments by the
        officer during the year, please provide a brief description of such accomplishments.

Class C Units, page 94

3.   We note your disclosure at page 96 regarding the Class C Units held by certain of your
        named executive officers. Please clarify how distributions related to such units would be
        determined for each such officer. For example, we note your disclosure at page 94
        regarding the participation of the Class C Units "as a whole," but it is not clear how
        distributions payable to each of these officers would be determined.

Potential Payments upon a Termination or Change in Control, page 100

4.   We note your disclosure at page 102 that certain portions of awards under your long-term
        incentive plan receive accelerated vesting upon a change in control. Please discuss the
        basis for selecting such an event to trigger accelerated vesting. See Item 402(b)(2)(xi) of
        Regulation S-K. In this regard, we note your disclosure in Note 11 to the financial
        statements in your quarterly report on Form 10-Q for the quarter ended June 30, 2010
        regarding the vesting of awards under your long-term incentive plan in connection with
        the recent change of control. We also note that Byron Kelley and Stephen Arata continue
        to serve as your chief executive officer and chief financial officer, respectively, following
        this change in control.

Certain Relationships and Related Transactions, and Director Independence, page 107

5.   We note your disclosure at page F-35 regarding your related party transactions with
        CDM MAX LLC. With a view toward disclosure, please tell us how CDM MAX was a
        related party.

<u>Form 10-Q for Fiscal Quarter Ended June 30, 2010</u>

<u>Notes to Financial Statements, page 11</u>

<u>Note 1 – Organization and Summary of Significant Accounting Policies, page 11</u>

<u>Basis of Presentation, page 11</u>

6.   Please tell us how you concluded that "push-down" accounting was appropriate for the limited partnership, as a result of the sale of all of the outstanding membership interests of your general partner. In doing so, please tell us what consideration you gave to and how your conclusion complies with the guidance in SAB Topic 5:J, FASB ASC Topics 805-50-S99-2 and 3. As part of your response, clarify how you determined that the sale of the GP interests resulted in Regency Energy Partners LP becoming substantially wholly owned by Energy Transfer Equity LP.

7.   Assuming "push-down" accounting is appropriate, please explain to us how you concluded the transaction fair value should be determined using "enterprise" value, citing all underlying authoritative accounting literature that supports your conclusion.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29</u>

<u>Results of Operations, page 33</u>

8.   We note you present pre- and post-transaction periods separately in your financial statements, but discuss your results of operations on a "combined" basis. Considering the significance of the change in control that occurred, and in light of your conclusion that "push-down" accounting is appropriate, please tell us what consideration you gave to providing a supplemental discussion of your results of operations, based upon pro forma information prepared in accordance with Article 11 of Regulation S-X, which would reflect the impact of only the transaction that had the significant impact on comparability.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald Delaney at (202) 551-3863 or Christopher White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Sirimal Mukerjee at (202) 551-3340 or, in his absence, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director